[Sutherland Asbill & Brennan LLP Letterhead]

February 25, 2013

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:         Priority Senior Secured Income Fund, Inc.
File Nos. 333-182941 and 811-22725

Dear Mr. Di Stefano:

On behalf of Priority Senior Secured Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the additional oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on February 21, 2013 regarding (i) Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”) filed with the Commission on February 15, 2013, and the prospectus (the “Prospectus”) and statement of additional information (the “Statement of Additional Information”) included therein, and (ii) the Fund’s letter addressed to the Staff, dated January 29, 2013, responding to comments provided by the Staff (the “Prior Response Letter”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.  Where revisions to the Prospectus are referenced in the Fund’s responses below, such revisions are reflected in Amendment No. 4 to the Registration Statement, filed concurrently herewith.

General

1.     We note the Fund’s response to comment no. 2 set forth in the Prior Response Letter.  We continue to believe that the inclusion of a minimum balance requirement under the Fund’s share repurchase program would violate the “all-holders” requirement set forth under Rule 13e-4(f)(8).  Please revise the disclosure throughout the Prospectus to eliminate the reference to such a minimum balance requirement, or in the alternative, provide us with a more detailed legal analysis regarding why such a minimum balance requirement does not conflict with the “all-holders” requirement set forth in Rule 13e-4(f)(8).

Response: The Fund has revised the disclosure throughout the Prospectus to remove references to the above-mentioned minimum balance requirement in response to the Staff’s comment.

2.     We note the inclusion of a provision in the Fund’s investment advisory agreement, along with related disclosure throughout the Prospectus, relating to the ability of the Fund’s investment adviser to charge an incentive fee on capital gains in the event the Fund elects to be regulated as a business development company, or otherwise ceases to be a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).  Please provide us with a detailed legal analysis discussing why the Fund does not believe a separate shareholder vote would be required in order to charge an incentive fee on capital gains under the Fund’s investment advisory agreement in the future.  In addition, please revise the disclosure throughout the Prospectus to clarify the Fund’s current intentions with respect to electing to be regulated as a business development company, or otherwise seeking to be exempt from registration under the 1940 Act.  We may have further comments.

Response: The Fund has revised the disclosure throughout the Prospectus to remove references to the possibility of charging an incentive fee on capital gains.  In addition, the Fund advises the Staff on a supplemental basis that it does not currently intend to elect to be regulated as a business development company or to otherwise seek to operate so as to be exempt from registration under the 1940 Act.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:           M. Grier Eliasek, Prospect Capital Management LLC

Stanton Eigenbrodt, Behringer Harvard Holdings, LLC